CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 11, 2006

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF
U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS EARNS 70% INTEREST

IN CASIERRA DIAMOND LICENCES

Cream Minerals Ltd. (TSX-V “CMA”) (“Cream”) is pleased to announce that it is now fully vested with an undivided 70% interest in two exploration licences for diamonds and other minerals and metals in Sierra Leone, West Africa (the “Property”).

Under the terms of an agreement dated February 25, 2005 (the “Agreement”), between Cream and Casierra Development Fund Inc. (“CDF”) and its affiliate company, Casierra Diamond Corporation (“CDC”) (collectively, the “Optionor”), Cream earned an undivided 70% of the Optionor’s interest in the Property, or the company which owns the Property, by issuing a total of 500,000 common shares of Cream and by completing or advancing US$800,000 in expenditures on the Property over a 12-month period.  No common shares have been  (or will be) issued as bonuses, finder’s fees or commissions in connection with this transaction.

Now that Cream has been vested with 70% of the Optionor’s interest, a joint venture will be constituted between the parties, and each party will contribute to further expenditures on the Property in accordance with its interest.  Should the Optionor be unable to fund its share of joint venture expenditures, Cream will advance funds on its behalf, such advances to be repaid with interest at LIBOR plus 1% out of 80% of the Optionor’s share in the net proceeds of production from the Property, prior to any other distribution to the Optionor.  If Cream so elects, its vested interest may be converted into a direct interest in the Property at the time that a production lease is obtained for the Property, subject to the approval of the Government of Sierra Leone.

Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd., is the President of both CDF and CDC, the Optionor, and is the operator on the Property.  Frank A. Lang, President & CEO of Cream is a major shareholder of the Optionor.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.